U.S. Securities and Exchange Commission
            Washington, D.C. 20549

                FORM 40-17f-2
Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

Pursuant to Rule 17f-2 (17 CFR 270.17f-2)

1. Investment Company Act File Number:
              811- 21782

   Date examination completed.
              5/31/2012

2. State Identification Number: TX

   AL(  ) AK(  ) AZ(  ) AR(  ) CA(  ) CO(  )
   CT(  ) DE(  ) DC(  ) FL(  ) GA(  ) HI(  )
   ID(  ) IL(  ) IN(  ) IA(  ) KS(  ) KY(  )
   LA(  ) ME(  ) MD(  ) MA(  ) MI(  ) MN(  )
   MS(  ) MO(  ) MT(  ) NE(  ) NV(  ) NH(  )
   NJ(  ) NM(  ) NY(  ) NC(  ) ND(  ) OH(  )
   OK(  ) OR(  ) PA(  ) RI(  ) SC(  ) SD(  )
   TN(  ) TX(X ) UT(  ) VT(  ) VA(  ) WA(  )
   WV(  ) WI(  ) WY(  ) PUERTO RICO (  )

Other (specify):

3. Exact name of investment company as specified in registration statement: Small Cap Value Fund, Inc.

4. Address of principal executive office:
(number, street, city, state, zip code)

      8150 N. Central Expressway #M1120
      Dallas, Texas  75206